TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

July 9, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Wuhan General Group (China), Inc.
Registration Statement on Form SB-2
Filed March 16, 2007
File No. 333-141372

Dear Ms. Hardy:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 13, 2007 (the “Comment Letter”) with respect to the above-referenced SB-2 Registration Statement (the “Registration Statement”) filed by Wuhan General Group (China), Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. All page references are to pages of the clean version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In connection with our response, we are also sending the following documents to you via Federal Express:

1.	Four copies of this letter;

2.	Four clean copies of Amendment No. 1; and

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH
RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
July 9, 2007

3.	Four copies of Amendment No. 1 marked to show changes from the initial Registration Statement filed on March 16, 2007.

SB-2 Registration Statement filed March 16, 2007.

General

1.
Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities.

We respectfully submit that the registration of the Company’s common stock on the Registration Statement is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. As an initial matter, the Company has reduced the number of shares of common stock being registered on the Registration Statement from 31,433,476 shares to 10,287,554 shares. This is a greater than 67% reduction in the amount of common stock that the Company originally sought to register on the Registration Statement.

In analyzing whether a purported secondary offering is really a primary offering, guidance is provided by Telephone Interpretation No. 29 of Section D - Securities Act Rule 415 of the Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, compiled by the Office of Chief Counsel of the Commission. Telephone Interpretation No. 29 examines whether selling stockholders are actually “underwriters” selling shares to the public on behalf of the issuer. According to Telephone Interpretation No. 29, this analysis is a factual one, with consideration given to, among other things, (A) how long the selling stockholders have held the shares, (B) the circumstances under which they received the shares, (C) the selling stockholders’ relationship to the issuer, (D) the amount of shares involved, (E) whether the selling stockholders are in the business of underwriting securities and (F) whether, under all the circumstances, it appears that the selling stockholders are acting as a conduit for the issuer. As discussed below, the Company believes that an analysis of these factors and the facts specific to this transaction supports the conclusion that the selling stockholders are not statutory “underwriters” as defined in Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”), and the offering at hand is not a primary offering, but rather is a true secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
July 9, 2007

A. How Long the Selling Stockholders Have Held the Shares

The shares of common stock included for registration on Amendment No. 1 represent the common stock underlying the preferred stock the Company issued to the selling stockholders in a February 2007 private placement. Therefore, the selling stockholders have held the preferred stock for at least five months.

In addition, because of the relatively limited historical trading volume for the Company’s common stock, even after the Registration Statement is declared effective, the selling stockholders will continue to bear the risk of investment because it is unlikely that the selling stockholders will be able to sell large amounts of the Company’s common stock at adequate prices in the near future.

B. Circumstances under which the Selling Stockholders Received the Shares

The shares of common stock included for registration on Amendment No. 1 represent the common stock underlying the preferred stock the Company issued to the selling stockholders in a February 2007 private placement. In the private placement, the Company issued to nine institutional investors an aggregate of 10,287,554 shares of the Company’s newly created Series A Convertible Preferred Stock at a price of $2.33 per share. Also in the private placement, the Company issued to the investors three series of common stock purchase warrants, which entitle the holders to purchase an aggregate of 21,145,922 shares of the Company’s common stock.

1st BridgeHouse Securities, LLC (“1st BridgeHouse”) acted as the Company’s placement agent for this offering. As consideration for the services that it provided, 1st BridgeHouse received a cash commission of $2,397,000 plus warrants to acquire an aggregate of 3,143,347 shares of our common stock at exercise prices of either $2.57 or $2.83.

The private placement was conducted in reliance on section 4(2) of the Securities Act, Regulation D and Rule 506 promulgated thereunder. The offering was made to accredited investors only.

In connection with the purchase of the Company’s preferred stock and warrants, each selling stockholder represented that it (i) was acquiring the preferred stock and warrants solely for its own account for the purpose of investment and not with a view to or for sale in connection with distribution and (ii) did not have a present intention to sell the preferred stock or the warrants, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of the preferred stock or the warrants to or through any person or entity. These representations demonstrate that the selling

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stockholders acquired the securities for investment purposes and not as conduits for the Company.

Furthermore, the Company received all the proceeds related to the sale of the preferred stock in February 2007 and will not receive any additional funds in connection with any resale by the selling stockholders of the common stock underlying the preferred stock.

C. The Selling Stockholders’ Relationship to the Company

The selling stockholders are not affiliates of the Company for a variety of reasons.

First, none of the selling stockholders has any ability to directly or indirectly control the actions of the Company either by contract or exercise of voting rights. In fact, except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the preferred stock and except for as required by Nevada law, the preferred stock has no voting rights.

Second, prior to February 7, 2007, there were no transactions or relationships of any kind between the Company, Fame Good International Limited (“Fame”), Universe Faith Group Limited (“UFG”), Wuhan Blower Co., Ltd. (“Wuhan Blower”) and Wuhan Generating Equipment Co., Ltd. (“Wuhan Generating”), on the one hand, and any of the selling stockholders, on the other hand. In addition, we have been advised by the selling stockholders that, prior to February 7, 2007, there were no transactions between the Company, Fame, UFG, Wuhan Blower and Wuhan Generating, on the one hand, and any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship, on the other hand. None of the selling stockholders or any of their employees is a current or former officer or director of the Company.

Third, since February 7, 2007, the Company has not engaged in any transaction, or developed any relationship (other than as an investor) with any of the selling stockholders.

D. Amount of Shares Involved

The 10,287,554 shares being registered under the Registration Statement represents approximately 34.3% of the Company’s outstanding capital stock, which excludes the common stock issuable upon exercise of the Company’s common stock purchase warrants. The amount of shares that we are seeking to register should be viewed in the context in which it was issued: in conjunction with a “reverse merger” with a shell corporation. It is our understanding that the Staff has previously recognized that the

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“typical reverse merger transaction, where there is an exceedingly small public float and a relatively high multiple of that float sold in a concurrent transaction, does not present the same abusive concerns” as transactions involving the issuance of securities with variable conversion ratios. It is our further understanding that the Staff has “indicated a willingness to view these transactions differently than other PIPE financing transactions, and allow greater flexibility in registering the shares [issued in conjunction with a reverse merger].”1

E. Whether the Selling Stockholders are in the Business of Underwriting Securities

We believe that the selling stockholders are in the business of making private, long-term investments as venture capitalists, not underwriting securities.

According to the selling stockholders, none is a broker-dealer. Three of the nine selling stockholders identified themselves as affiliates of a broker-dealer. However, in connection with the purchase of the Company’s preferred stock and warrants, each selling stockholder represented that it (i) was acquiring the preferred stock and warrants solely for its own account for the purpose of investment and not with a view to or for sale in connection with distribution and (ii) did not have a present intention to sell the preferred stock or the warrants, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of the preferred stock or the warrants to or through any person or entity.

F.  Whether, Under All the Circumstances, It Appears that the Selling Stockholders are Acting as a Conduit for the Company

In addition to the factors described above, we believe that the circumstances relating to the Registration Statement provide further support that the selling stockholders are not acting as conduits for the Company.

First, the number of shares of common stock issuable upon conversion of the preferred stock and warrants is fixed, subject only to the Company meeting agreed-upon levels of pre-tax income for 2007 and 2008. There is no market component in the pricing of the preferred stock whereby the selling stockholders would receive more shares if the market price declines. In other words, the preferred stock and warrants are not “toxic” variable rate securities. The selling stockholders, not the Company, bear the risk of a decline in the stock price.

[1]	SEC Staff Clarifies Views on Rule 415, Jack D. Hogoboom, Michael D. Maline, Steven E. Siesser and Steve M. Skolnick, Lowenstein Sandler PC Client Alert, January 2007.

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Second, we have been advised by each of the selling stockholders that it has not hedged its position in our securities through short sales. This further demonstrates that the selling stockholders continue to bear the risk of the investment in our securities. Further, in connection with the purchase of the Company’s preferred stock and warrants, each selling stockholder agreed not to engage in any short sales with respect to the Company’s common stock for a period of one year following the closing (i.e. February 7, 2008).

* * * * *

In conclusion, the Company respectfully submits that, under all the circumstances involved, including the amount of time the selling stockholders have held the securities, the circumstances under with the securities were acquired, the lack of a prior relationship between the Company and the selling stockholders, the amount of common stock being registered, and the fact that the selling stockholders are not engaged in the business of underwriting securities, the selling stockholders are not acting as conduits for the Company. The offering by the selling stockholders of the common stock pursuant to the Registration Statement is, therefore, a true secondary offering and should not be viewed as a primary offering on behalf of the Company.

Prospectus Summary, page 1

2.	Please describe Universe Faith Group, Ltd. and its business purpose as a wholly owned subsidiary.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 1 and 23 of Amendment No. 1.

Our Corporate History, page 1

3.	Please disclose if Fame Good International Limited, Universe Faith Group Limited, Wuhan Blower, and Wuhan Generating were a related party prior to the recapitalization transaction in February 7, 2007.

Prior to the recapitalization transaction on February 7, 2007, Fame, UFG, Wuhan Blower and Wuhan Generating were not related parties to, and had no relationship with, the Company. The Registration Statement has been amended to reflect the Staff’s comment. See pages 1 and 23 of Amendment No. 1.

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July 9, 2007

Recent Events, page 2

4.
Please briefly describe the terms of the preferred stock and warrant securities issued in connection with the private placement. Also briefly describe the terms of the material agreements relating to the private placement, such as the securities escrow agreement.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 2 and 24 of Amendment No. 1.

5.
Please disclose the total dollar value of the common stock underlying the preferred stock you are registering for resale (using the number of underlying shares and the market price per share on the date of the sale of the preferred stock).

Prior to the February 2007 share exchange and private placement, the Chinese operating companies were wholly owned by Fame. There was no market for the capital stock of the Chinese operating companies. The shares of the U.S. shell company, then known as United National Film Corporation (the “Shell Company”), were quoted on the OTC Bulletin Board. However, the market for the Shell Company’s common stock was extremely limited. Moreover, the market price of the Shell Company’s common stock was based on the prospects of the Shell Company, not the business and prospects of the Chinese operating companies.

The price at which the Company sold its preferred stock to investors in the February 2007 private placement was the result of arm’s-length negotiations between the Company and the investors. In determining this offering price, the Company and the investors primarily considered the business and prospects of the Chinese operating companies and the terms of the preferred stock. The Company and the investors did not consider the market price of the common stock of the Shell Company to be a relevant consideration. Therefore, the Company respectfully submits that it would be more beneficial to the public to disclose the dollar amount of the common stock that the Company is registering based on the market price as of a recent date. The Registration Statement has been amended to include this disclosure. See pages 2 and 24 of Amendment No. 1.

6.	Please confirm that the warrants were issued for no consideration. If they were, please provide the above information for the warrants.

The Company did not receive any additional or separate consideration for issuing the warrants to the investors in the February 2007 private placement. In addition, as discussed in our response to Comment 1, the Company has removed the common stock

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underlying warrants from the Registration Statement. Therefore, we respectfully submit that the requested disclosure is no longer relevant.

7.	Please disclose the basis for the exercise prices of the warrants.

The Registration Statement has been amended to reflect the Staff’s comment. See page 2 of Amendment No. 1.

8.
Please provide us, with a view toward disclosure, disclosure of the total possible profit to be realized as a result of conversion discounts for the warrants. To make this calculation, please use the market price of the shares underlying the warrants on the date of issuance and the exercise price.

As discussed in the Company’s response to Comment 5, at the time of the issuance of the warrants, there was no market for the capital stock of the Chinese operating companies and only a limited and irrelevant market for the common stock of the Shell Company. The exercise price for each series of warrants was determined through negotiations between the Company and the private placement investors. These prices were not determined by reference to any market price of the securities of the Chinese operating companies or the Shell Company.

The exercise prices of the various series of warrants range from $2.33 to $2.83. Since the Company sold the preferred stock, which is entitled to a number of preferences over the common stock, including an annual 5% dividend, for $2.33, the Company believes that the exercise prices of the warrants represented a premium, rather than a discount, to the value of the Company’s common stock at the time of the February 2007 private placement.

9.
Please supplementally provide us with a description of all prior transactions between Wuhan and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

Prior to the recapitalization transaction on February 7, 2007, there were no transactions between the Company, Fame, UFG, Wuhan Blower and Wuhan Generating, on the one hand, and any of the selling stockholders, on the other hand. We have been advised by the selling stockholders that, prior to the recapitalization transaction on February 7, 2007, there were no transactions between the Company, Fame, UFG, Wuhan Blower and Wuhan Generating, on the one hand, and any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship, on the other hand.

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10.	Please tell us whether any of the selling stockholders have an existing short position in your common stock.

We have been advised by each of the selling stockholders that it does not have an existing short position in the Company’s common stock.

Risk Factors, page 6

11.	Please add risk factors regarding your significant accounts receivables and high level of debt.

The Registration Statement has been amended to reflect the Staff’s comment. See page 8 of Amendment No. 1.

Our financial controls and procedures . . ., page 7

12.	Please revise to reflect that you are not listed on Nasdaq.

In responding to Comments 13 and 14, the reference to NASDAQ was removed from this risk factor. In order to clarify the point raised by Comment 12 and provide additional disclosure, we included a new risk factor regarding the prospects of listing our common stock on NASDAQ. See page 13 of Amendment No. 1.

13.	If your financial controls and procedures are not effective, please state this succinctly and clearly disclose this in the heading.

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

14.	Please disclose the material weaknesses and explain in detail the steps you have taken or plan to take and procedures you implemented or plan to implement to correct the material weaknesses.

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

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Cautionary Statement Regarding Forward-Looking Statements, page 22

15.
Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise the first sentence accordingly.

The Company’s common stock qualifies for the exclusion from the definition of “penny stock” provided by Exchange Act Rule 3a51-1(g). All references to the “penny stock” rules have been removed from the Registration Statement. Accordingly, the Company has not removed the reference to the Private Securities Litigation Reform Act of 1995 that is included in the first sentence of the “Cautionary Statement Regarding Forward-Looking Statements” subsection.

Use of Proceeds, page 22

16.	Please disclose the amount of proceeds you may receive upon exercise of the warrants and disclose your intended use of those proceeds.

As discussed in our response to Comment 1, the Company has removed the common stock underlying warrants from the Registration Statement. Therefore, we respectfully submit that the requested disclosure is no longer relevant.

Acquisition of UFG and Related Financing, page 24

17.
Please tell us how you accounted for the convertible preferred stock, including what consideration was given to accounting for the conversion features and whether any beneficial conversion features exist. Your explanation should refer to the accounting literature considered and relied upon to determine the appropriate accounting, including EITF 98-5, EITF 00-27, EITF 00-19, and SFAS 133.

In order to account for the securities issued in the February 2007 private placement, the Company allocated the $20,765,410 net proceeds as follows: $13,954,940 to the convertible preferred stock and $6,810,470 to the Series A, B and J warrants. In accordance with EITF 00-19, the warrants were measured at fair value and reported in permanent equity because they require the Company to deliver shares as part of a physical settlement or net-share settlement. The determination of the fair value of the warrants was based on the Black-Scholes Option Pricing Formula.

EITF 00-19 indicates that the valuation of the conversion feature of the convertible preferred stock should be based on the valuation of similar securities for companies of similar size and industry. The Company believes that comparable market and industry

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data is not readily available to make such a determination. Therefore, the Company valued the conversion feature based on its intrinsic value. As such, the value of the conversion feature is derived primarily from the length of time available to convert this security.

The convertible preferred stock did not include a beneficial conversion feature; as discussed in the Company’s response to Comment 5, at the time of the issuance of the convertible preferred stock, there was no market for the capital stock of the Chinese operating companies and only a limited and irrelevant market for the common stock of the Shell Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

18.
You discussed the increase in administrative and general expenses of $256,012 by comparing expenses of $1.51 million for the eleven months ended November 30, 2006 to $1.25 for the same period in 2005. It appears that you omitted the million after the $1.25 amount. Please revise or advise.

In responding to Comment 28, the language referenced in Comment 18 was removed.

Liquidity and Capital Resources, page 37

19.	Please disclose that you had negative operating cash flow and describe why.

The Registration Statement has been amended to reflect the Staff’s comment. See page 38 of Amendment No. 1.

20.	Discuss the reasons for your high accounts/other receivables and why they significantly increased during 2006. Also describe the note receivable.

The Registration Statement has been amended to reflect the Staff’s comment. See page 38 of Amendment No. 1.

21.	Please describe the contract/other payables reflected in the financial statements.

The Registration Statement has been amended to reflect the Staff’s comment. See page 38 of Amendment No. 1.

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Management, page 43

22.	Please disclose Mr. Xu’s affiliation with Fame Good International Limited.

The Registration Statement has been amended to reflect the Staff’s comment. See page 43 of Amendment No. 1.

Executive Compensation, page 45

23.	Please disclose how officers and directors will be compensated in 2007.

The Registration Statement has been amended to reflect the Staff’s comment. See page 45 of Amendment No. 1.

Certain Relationships and Related Transactions, page 46

24.
Please disclose the information required by Item 404 of Regulation S-B. For example, disclose the terms of the securities escrow agreement between Mr. Xu and the private placement shareholders. Also describe the advance to shareholder reflected in the financial statements.

The Registration Statement has been amended to reflect the Staff’s comment. See page 46 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 47

25.	Please recalculate the amounts in the table to include the shares held by 5% or greater shareholders without regard to the 9.9% cap on conversion of the preferred stock and warrants.

We understand that in determining whether a security holder is an affiliate in PIPE transactions, the Staff will disregard the existence of ownership caps in contracts between the security holder and the issuer. However, we respectfully submit that ownership caps should be applied in determining beneficial ownership for SEC reporting purposes.

Exchange Act Rule 13d-3(a) provides that “a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

(1)	Voting power which includes the power to vote, or to direct the voting of, such security; and/or

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(2)	Investment power which includes the power to dispose, or to direct the disposition of, such security.”

Further, Rule 13d-3(d) provides that a “person shall be deemed to be the beneficial owner of a security … if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within 60 days, including but not limited to any right to acquire: (A) through the exercise of any option, warrant or right; (B) through the conversion of a security….”

The Certificate of Designation for the Company’s Series A Convertible Preferred Stock and each of the Company’s outstanding Warrants provide that these securities are not convertible or exercisable to the extent that the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock owned by the stockholder at such time, the number of shares of common stock which would result in such stockholder beneficially owning in excess of 9.9% of the then issued and outstanding shares of the Company’s common stock. A stockholder may waive this ownership cap on 61 days’ prior notice to us. This waiver is designed to ensure that none of the holders of preferred stock and warrants will be deemed the beneficial owner of greater than 9.9% of the Company’s common stock because the 61 day waiting period before the waiver becomes effective denies the stockholder the ability to obtain beneficial ownership within the 60 day period that is prescribed by Rule 13d-3(d).

The Commission and the Federal courts have recognized the effectiveness of ownership caps. In the BancBoston Capital Inc. No-Action Letter (available August 10, 1987), the Staff faced the issue of whether a conversion limitation of 4.9% in a convertible instrument meant that the holder would not be deemed to be the holder of five percent or more of the underlying common stock. BancBoston pointed out that the limitation meant that it was restricted from holding more than 4.9%, and as such, should not be deemed to be subject to the reporting obligations under Section 13(d) and Regulation 13D.

The Staff agreed, and responded:

[T]his Division will not recommend enforcement action under Section 13(d) of the Securities Exchange Act of 1934 if BBC does not report on a Schedule 13D beneficial ownership of more than five percent of the equity securities of Osborn Communications Corporation. In arriving at this position, we have noted your representation that Osborn’s charter provides that BBC may not convert its non-voting common stock if the conversion would result in BBC beneficially owning more than 4.9 percent of Osborn’s outstanding voting stock.

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Federal courts have implemented the Staff’s rules and policy approaches to these conversion caps. (See, e.g. Levy v. Southbrook Int’l Investments, Ltd., 263 F.3d 10 (2d Cir. 2001) reviewing the Commission’s amicus curiae brief and holding “According to the SEC, a holder of convertible securities that is subject to a binding conversion cap is not a more than 10% beneficial owner of the underlying equity securities.”)

For the reasons stated above, we believe that the ownership caps contained in the Certificate of Designations and Warrants effectively prevent Vision Opportunity Master Fund Ltd., Blue Ridge Investments, L.L.C., Old Lane LP, QVT Fund, LP and TCW Americas Development Association LP from beneficially owning in excess of 9.9% of the Company’s common stock.

In order to provide the disclosure requested by Comment 25, we have added a sentence to the footnote for each of these stockholders that discloses the amount and percent of the Company’s common stock that each stockholder would beneficially own if such stockholder waived the ownership cap. See page 48 of Amendment No. 1.

Selling Stockholders, page 49

26.	Please identify the natural person or persons who have voting or investment control over the securities owned by Blue Ridge Investments, L.L.C.

The Registration Statement has been amended to reflect the Staff’s comment. See page 50 of Amendment No. 1.

27.	Please tell us whether any of the entities listed in the selling stockholders table are broker-dealers or affiliates of a broker-dealer.

According to the selling stockholders, none is a broker-dealer. Blue Ridge Investments, L.L.C., TCW Americas Development Association LP and MidSouth Investors Fund LP have identified themselves as affiliates of a broker-dealer. We have added a footnote in the Selling Stockholder table for each of these selling stockholders disclosing this status. See pages 49 and 50 of Amendment No. 1.

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Financial Statements

General

28.	Please update the financial statements and related financial information throughout the filing in accordance with Rule 310(g) of Regulation S-B.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 5, 34 to 38 and F-1 to F-45 of Amendment No. 1.

29.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and administration & general expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in other line items, such as selling expenses and administration & general expenses, as applicable.

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-6, F-12, F-26 and F-33 of Amendment No. 1.

Annual Financial Statements

Independent Auditor’s Report, page F-3

30.
Please make arrangements with Samuel H. Wong & Co., LLP to revise their report to indicate that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-3 of Amendment No. 1.

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Consolidated Balance Sheets, page F-4

31.	Please disclose the nature of the advance to shareholder and the related terms of the advance. Refer to paragraph 2 of SFAS 57.

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-4, F-17, F-24 and F-38 of Amendment No. 1. Please note that Advance to Shareholder has been renamed Related Party Receivable.

Consolidated Statements of Income, page F-5

32.
You classified interest expense as an operating expense. Please tell us why you believe that these expenses are operating expenses, or revise to exclude from your operating income as they appear to be financing related expenses.

Interest expense has been reclassified from an operating expense to a non-operating expense on the Consolidated Statements of Income. See pages F-6 and F-26 of Amendment No. 1.

Statements of Stockholders Equity, page F-6

33.
Please revise your historical financial statements to reflect the shares issued by United National Film Corporation “to acquire” Universe Faith Group Limited as outstanding for all periods presented in a manner similar to a stock split.

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-7 and F-27 of Amendment No. 1.

Consolidated Statements of Cash Flows, page F-7

34.	Your statements of cash flows do not appear to conform to the form specified in SFAS 95. Please refer to paragraphs 27 through 30 of SFAS 95 and Appendix C for guidance. Please revise as necessary.

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-8 and F-28 of Amendment No. 1.

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Note 2. Summary of Significant Accounting Policies

(h) Intangible Assets, page F-11

35.	Your disclosures indicate that you are amortizing goodwill over 20 years. Please tell us how your accounting for goodwill complies with paragraph 18 of SFAS 142.

The Company does not include any goodwill on its balance sheet. The reference to goodwill in the notes to the financial statements was in error. The Registration Statement has been amended to remove references to goodwill. In the event that the Company realizes goodwill from a future acquisition, the Company will comply with SFAS 142.

(q) Recent Accounting Pronouncements, page F-13

36.	Please confirm to us, if true, that the impact of adopting SAB 108 was not material. Otherwise, please disclose the impact of adopting this SAB. See Question 3 of SAB 108.

The Company confirms that there was no material impact on the Company’s financial statements from the adoption of SAB 108.

Note 7 - Property, Plant and Equipment, page F-15

37.	You made references to the use of a certified professional appraiser to obtain valuations for property, plant and equipment. Please disclose in the filing the name of the independent appraiser.

The Registration Statement has been amended to remove all references to the use of a certified professional appraiser.

Note 8 - Intangible Assets, page F-16

38.	Please disclose the weighted average amortization period in total and by major intangible asset class. Please refer to paragraph 44 of SFAS 142.

The Registration Statement has been amended to reflect the Staff’s comment. See pages F-19 and F-40 of Amendment No. 1.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
July 9, 2007

Note 12 - Other Income, page F-18

39.
You classified sales of parts in the amounts of $136,293 in 2005 and $54,127 in 2004 as other income. Please tell us how you determined that it was appropriate to exclude sales of parts from your operating income given that these sales appear to be part of your continuing operations. Please also tell us where you have classified the cost of sales of these parts in your statement of income.

The Company has moved revenue from sales of parts to the Sales line item on the Company’s Statements of Income. The Company also has moved expenses associated with the sales of parts to the Cost of Sales line item. See pages F-6, F-21, F-26 and F-44 of Amendment No. 1.

Interim Financial Statements

40.	Please address the comments above in your interim filings as well.

The Company will address the comments included in the Comment Letter in its interim filings.

Notes to the Financial Statements

Note 5. Notes Receivable, page F-31

41.
You state that notes receivable was comprised of one major account carried over from 2004, which appears to be the amount of $1,465,693 owed from Hubei Deelong Group Co. Ltd. Please tell us how you determined that this amount was collectible as of the most recent balance sheet date, including whether any amounts have been collected subsequent to September 30, 2006.

On the Company’s Balance Sheets at December 31, 2006 and March 31, 2007, the Company made allowances for bad debts of $36,777 and $37,140, respectively, to account for the probability of loss of principal and accrued interest on the debt owed by Hubei Deelong Group Co. Ltd. See pages F-17 and F-37 of Amendment No. 1. Since March 31, 2007, the Company has collected approximately $1 million of the amounts owed by Hubei Deelong. The Company’s management believes that Hubei Deelong will pay the outstanding balance on the debt.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
July 9, 2007

Note 12. Other Income, page F-35

42.
You classified export rebates from government as other non-operating income. Tell us more about these amounts and help us understand how you determined it was appropriate to include these amounts in other income. Your disclosures on page 35 indicate that this amount represents a tax rebate. In light of this, help us understand why it would not be reflected in your income tax line item on your statements of income.

Historically, the vast majority of the Company’s products have been sold to Chinese customers. However, the Company occasionally exports its products outside China. In certain circumstances, the Company’s exports qualify for export tax rebates provided by the Chinese government.

The Company classifies these export rebates as other income for several reasons. First, these rebates relate to export taxes, not income taxes. Due to the income tax holiday provided by the Chinese government, the Company does not currently pay any Chinese income taxes. Therefore, the Company cannot offset previously paid income taxes because there were none. Second, the tax rebate is controlled by the Chinese government and the Company cannot anticipate or expect that such subsidies will be available on a recurring basis. Third, the timing of the export tax rebates provided by the Chinese government, if any, cannot be reasonably estimated.

Signatures, page II-7

43.	Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction I to Signatures on Form SB-2.

The Registration Statement has been amended to reflect the Staff’s comment. See page II-7 of Amendment No. 1.

Form 8-K Filed on February 13. 2007

44.
Please provide the pro forma financial statements required by Item 9.01(c) of the Form 8-K in an amendment to your Form 8-K related to the recapitalization transaction, or provide us with a comprehensive explanation as to how you determined they were not required.

Prior to filing the Form 8-K on February 13, 2007, the Company determined that pro forma financial statements were not required to be provided in the filing. Rule 11-02(b)(1) of Regulation S-X provides:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
July 9, 2007

In certain circumstances (i.e., where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein.

Prior to the February 7, 2007 share exchange, the Company was a shell corporation with no significant assets, liabilities or revenue. Therefore, there would have been only a limited number of minor pro forma adjustments required and those adjustments could be easily understood. In lieu of pro forma financial statements, the Company provided the following narrative description of the pro forma effects of the transaction in the Form 8-K filed on February 13, 2007:

The unaudited pro forma balance sheet data is not significant because of the lack of operating assets and liabilities of United National Film Corporation. The pro forma results of operations, assuming the acquisition were completed at the beginning of the reporting period, had no effect on revenues because United National Film Corporation had no revenues and would have caused our net income to decrease, but not materially, because of the de minimis operating losses reported by United National Film Corporation. The effects on stockholders’ equity will be reported as a recapitalization.

45.
On February 7, 2007, you entered into a Share Exchange Agreement with Universe Faith Group Limited, a British Virgin Islands company and its sole stockholder, Fame Good International Limited, a British Virgin Islands company. Please tell us how you determined that you were not required to provide audited financials for Universe Faith Group Limited, which appears to be the parent company of Wuhan Blower and Wuhan Generating, for the year ended December 31, 2005 per Item 9.01(c) of the Form 8-K.

In the Form 8-K filed on February 13, 2007, the Company provided audited financial statements for Wuhan Blower for the years ended December 31, 2005 and 2004. UFG was incorporated on August 2, 2006, which is after the end of the periods presented in the audited financial statements. UFG acquired Wuhan Blower and Wuhan Blower’s wholly owned subsidiary Wuhan Generating on or about August 31, 2006. UFG does not have any operations of its own and only serves to hold Wuhan Blower and Wuhan Generating. Therefore, the Company believes that the audited financial statements included in the Form 8-K filed on February 13, 2007 are complete.

* * * * *

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
July 9, 2007

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310, Henry Rothman at (212) 704-6179 or Marlon Starr at (404) 885-3287.

Very truly yours,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Kuang Yuandong
Wuhan General Group (China), Inc.

Henry Rothman
Troutman Sanders LLP

Marlon Starr
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP